Form 424
(Revised 05/11)

Submit in duplicate to:
Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
512 463-5555
FAX: 512/463-5709
Filing Fee: See instructions



This space reserved for office use.

Certificate of Amendment

Entity Information

The name of the filing entity is:

Gridwater Inc

State the name of the entity as currently shown in the records of the secretary of state. If the amendment changes the name of the entity, state the old name and not the new name.

The filing entity is a: (Select the appropriate entity type below.)

☑ For-profit Corporation   ☐ Professional Corporation

☐ Nonprofit Corporation   ☐ Professional Limited Liability Company

☐ Cooperative Association   ☐ Professional Association

☐ Limited Liability Company   ☐ Limited Partnership

The file number issued to the filing entity by the secretary of state is: 806400826

The date of formation of the entity is: 01/20/26

Amendments

1. Amended Name
(If the purpose of the certificate of amendment is to change the name of the entity, use the following statement)

The amendment changes the certificate of formation to change the article or provision that names the filing entity. The article or provision is amended to read as follows:

The name of the filing entity is: (state the new name of the entity below)

The name of the entity must contain an organizational designation or accepted abbreviation of such term, as applicable.

2. Amended Registered Agent/Registered Office

The amendment changes the certificate of formation to change the article or provision stating the name of the registered agent and the registered office address of the filing entity. The article or provision is amended to read as follows:

Registered Agent
(Complete either A or B, but not both. Also complete C.)

☐ A. The registered agent is an organization (cannot be entity named above) by the name of:

OR

☐ B. The registered agent is an individual resident of the state whose name is:

First Name *M.I.* *Last Name* *Suffix*

The person executing this instrument affirms that the person designated as the new registered agent has consented to serve as registered agent.

C. The business address of the registered agent and the registered office address is:

TX

Street Address (No P.O. Box) *City* *State* *Zip Code*

3. Other Added, Altered, or Deleted Provisions

Other changes or additions to the certificate of formation may be made in the space provided below. If the space provided is insufficient, incorporate the additional text by providing an attachment to this form. Please read the instructions to this form for further information on format.

Text Area (The attached addendum, if any, is incorporated herein by reference.)

☑ **Add** each of the following provisions to the certificate of formation. The identification or reference of the added provision and the full text are as follows:

please see attached document

☐ **Alter** each of the following provisions of the certificate of formation. The identification or reference of the altered provision and the full text of the provision as amended are as follows:

☐ **Delete** each of the provisions identified below from the certificate of formation.

Statement of Approval

The amendments to the certificate of formation have been approved in the manner required by the Texas Business Organizations Code and by the governing documents of the entity.

Effectiveness of Filing (Select either A, B, or C.)

A. ☑ This document becomes effective when the document is filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: _____

C. ☐ This document takes effect upon the occurrence of a future event or fact, other than the passage of time. The 90th day after the date of signing is: _____

The following event or fact will cause the document to take effect in the manner described below:

Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Date: 02/20/26 _____

By: _____

_____ *Rebecca Miller* _____
Signature of authorized person

Rebecca Miller _____
Printed or typed name of authorized person (see instructions)

GRIDWATER, INC.
PROPOSED AMENDED ARTICLE 4
AUTHORIZED CAPITAL STOCK

ARTICLE 4 – AUTHORIZED SHARES

The total number of shares of stock which the Corporation shall have authority to issue is 10,000,000 shares, consisting of:

(a) 5,000,000 shares of Common Stock, par value $0.0001 per share (the "Common Stock"); and

(b) 5,000,000 shares of Class B Preferred Stock, par value $0.0001 per share (the "Class B Preferred Stock").

The rights, powers, preferences and privileges of the Class B Preferred Stock shall be as follows:

1. Dividend Rights.
Holders of Class B Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors and subject to applicable law, cumulative dividends at the rate of eight percent (8%) per annum on the original issue price. Dividends shall accrue annually but shall not compound.

2. Liquidation Preference.
In the event of any liquidation, dissolution, or winding up of the Corporation, the holders of Class B Preferred Stock shall be entitled to receive, prior and in preference, any distribution to holders of Common Stock, an amount equal to the original issue price plus any accrued but unpaid dividends. After payment of such preference, remaining assets shall be distributed to Common Stock and Class B Preferred on an as-converted basis.

3. Participation.
Following payment of the liquidation preference, the Class B Preferred shall participate with the Common Stock pro rata based on ownership percentages.

4. Voting Rights.

The Class B Preferred Stock shall be non-voting except for as required by Texas law or with respect to any amendment that would adversely affect the rights of the Class B Preferred Stock.

5. Conversion.

The Class B Preferred Stock shall be non-convertible unless otherwise approved by the Board and the holders of the majority of the outstanding Class B Preferred Stock.

6. Redemption.

The Class B Preferred Stock shall not be subject to mandatory redemption. The Corporation may, at the sole discretion of the Board of Directors and subject to applicable law, redeem shares of Class B Preferred Stock on terms approved by the Board.